DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE M
75008 PA

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

March 5, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory disclosure, filed on February 20, 2007, related to the December 28, 2006 announcment of the sale of 100% of its subsidiary Ferrovial Inmobiliaria, S.A. to Promociones Habitat, S.A.;
- Regulatory disclosure, filed on February 23, 2007, related to the resolutions of the February 23, 2007 Board of Directions meeting; and
- Regulatory disclosure, filed on February 27, 2007, related to the March 29, 2006 agreement between Ferrovial Infraestructuras and Macquarie Airports.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Further to the regulatory disclosure filed with the Commission on 28 December 2006 with registration number 74712, Grupo Ferrovial, S.A. ("Ferrovial") hereby announces that the sale of 100% of its subsidiary Ferrovial Inmobiliaria, S.A. (the "Company") to Promociones Habitat, S.A. ("Habitat"), the parent company of the Habitat business group, has been completed in the agreed terms after the related permits had been obtained from the Spanish competition authorities.

The consideration was 1.6 billion euro, 160 million euro of which were distributed beforehand by the Company as a dividend, 40 million euro were paid in advance on 28 December last, and 1.15 billion euro were paid on this date. The other 250 million euro are deferred as debt which is subordinated to the bank debt incurred by Habitat.

Also, Ferrovial has undertaken to hold, through a subsidiary, a 20% stake in Habitat for an investment of 125 million euro in a future capital increase, thus becoming Habitat's second-largest shareholder, behind the Figueras family and J. Suñol, who together own 55%.

A number of put and call options have been arranged in two tranches on Ferrovial's stake in Habitat:

a) Tranche 1, relating to 10% of the capital: Ferrovial granted a call option to a holding company linked to the majority shareholder which is valid for 2 years with a strike price based on the current sale price, increased by 10% in the first year and by 12% in the second.

.../...

b) Tranche 2, on the other 10%: A call and put option were exchanged as follows: A call option that can be exercised in a period of one month after the fifth anniversary of the date on which Ferrovial effectively acquires the share, directly or indirectly, for a price equivalent to the net asset value (NAV) of Habitat plus 5%, and a put option that can be exercised in the month following the exercise period of the call option, for a price equivalent to the net asset value (NAV) less 5%.

Madrid, 20 February 2007

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

File No. 82-4939

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

At a meeting on 23 February 2007, the Board of Directors of GRUPO FERROVIAL, S.A. resolved, among other matters, to convene the Annual Meeting of Shareholders, to be held in Auditorio de la Mutua Madrileña, Paseo de la Castellana 33, 28046, Madrid, on 30 March 2007, at 12.30 hours, at first call, and on 31 March 2007, at the same time and place, at second call, to debate and adopt resolutions on the following:

AGENDA

I. INFORMATIVE MATTERS

1.- Report on the new "Regulation of the Board of Directors of Grupo Ferrovial, S.A." approved by the Board of Directors on 23 February 2007.

II. MATTERS SUBMITTED FOR APPROVAL

2.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the directors' report of the Company for the year ended 31 December 2006.

3.- Examination and approval of the financial statements - balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements - and the directors' report of the Company's consolidated group for the year ended 31 December 2006.

4.- Proposed distribution of income for the year 2006.

5.- Examination and approval of the conduct of business by the Board of Directors in 2006.

12-Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

Coinciding with the publication of the notice of the Shareholders' Meeting, the following documents will be placed at the shareholders' disposal and made available on the Company's web site (www.ferrovial.com):

- The company's financial statements (balance sheet, income statement and notes to financial statements) and directors' report.
- The consolidated group's financial statements (balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements) and director's report.
- Auditors' reports on the financial statements of the Company and its consolidated group.
- Proposals relating to all the motions submitted for approval by the Shareholders' Meeting in accordance with the agenda, with a description of their justification and advisability.
- Report drawn up by the Board of Directors relating to item 8 of the Agenda, including the full text of the proposed Bylaw amendments.
- Wording of the new Board of Directors Regulation of Grupo Ferrovial, S.A.
- The company's Corporate Governance Report for 2006.

Madrid, 23 February 2007.

José María Pérez Tremps
Director - Company Secretary

File No. 82-4939

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports ("MAp") under which the two parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney airport. That agreement was notified to the Commission on that same date and published as Regulatory Disclosure 65285; since then, it has undergone a number of amendments, the most recent of which were disclosed on 30 November 2006 as Regulatory Disclosures nos. 73310 and 73373.

Exercise of the Options was conditional upon acquisition of a controlling stake in the capital of BAA by the Consortium formed to bid for 100% of the capital of BAA; that condition was met on 10 July 2006.

MAp has exercised its call option on Ferrovial Aeropuertos' 20.9% stake in the company owning the rights to Sydney Airport for the agreed price of 1,009 million Australian dollars (around 607 million euro), net of the distributions made after 29 March 2006; accordingly, the amount to be collected by Ferrovial Aeropuertos is 919 million Australian dollars (around 552 million euro).

Ferrovial Aeropuertos will notify this event to the company owning the rights to Sydney airport so that it can commence the procedure envisaged in its articles of association to enable its other shareholders, if they wish, to exercise their pre-emptive rights; accordingly, the actual transfer of the shares will foreseeably take place between 16 and 20 March 2007.

Madrid, 27 February 2007.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

END